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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 2
                                     TO
                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

             COPY TO:                                      and to:
       BLAINE V. FOGG, ESQ.                        DAVID L. FINKELMAN, ESQ.
 Skadden, Arps, Slate, Meagher & Flom LLP       Stroock & Stroock & Lavan LLP
       919 Third Avenue                                180 Maiden Lane
   New York, New York 10022                       New York, New York 10038
   Telephone: (212) 735-3000                     Telephone: (212) 806-5400

                             DECEMBER 15, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)

                         CALCULATION OF FILING FEE

           TRANSACTION VALUATION*              AMOUNT OF FILING FEE
                $193,509,856                          $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $38,702          Filing party: Torque Acquisition Co., L.L.C.
Form or registration no.: Schedule 14D-1   Date filed:   December 15, 1999

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                                INTRODUCTION

     This Amendment No. 2 to an Issuer Tender Offer Statement on Schedule
13E-4 (the "Statement") amends and supplements the Statement originally filed on December 15, 1999 by Gleason Corporation (the "Company") relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C.
("Acquisition Company" and, together with the Company, the "Purchasers"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and a self-tender offer by the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the
"Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

     The Company hereby amends and supplements the Schedule 13E-4 as follows:

ITEM 8. ADDITIONAL INFORMATION.

            Item 8(d) is hereby amended and supplemented as follows:

            (d) On December 16, 1999, Plaintiff Melissa Marotta served her complaint, Marotta v. Nichols, et al, C.A. No. 17643NC, upon the Company, Vestar Capital Partners and each of the Company's directors. Defendants were served plaintiff's first request for production of documents on December 29, 1999. On December 29, 1999, the Company, Vestar and the directors moved to dismiss this action for failure to state a claim upon which relief can be granted. Along with this motion, the Company, Vestar and the directors filed a motion to stay discovery. These motions are presently before the Court of Chancery of the State of Delaware, in and for New Castle County. The Court has not yet scheduled a hearing date for these motions or entered any orders related to the motions.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented as follows:

(g)(10  Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in
        Support thereof, filed December 29, 1999, in the matter of Marotta v.
        Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle
        County, Delaware), attached as Exhibit (g)(10) to the Schedule 14D-1 and incorporated herein by reference.

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 30, 1999        GLEASON CORPORATION

                                By: /s/ EDWARD J. PELTA
                                    Name:   Edward J. Pelta
                                    Title:  Vice President, General Counsel
                                            and Secretary

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                               EXHIBIT INDEX


EXHIBIT NO.  DESCRIPTION
-----------  -----------

(g)(10) Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in Support thereof, filed December 29, 1999, in the matter of Marotta v. Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(10) to the Schedule 14D-1 and incorporated herein by reference.